UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2025

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

April 30, 2025
Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS HIGHER PRODUCED SALES AND ADJUSTED EBITDA IN FIRST QUARTER 2025
Financial and Production Highlights
•Net income attributable to Methanex shareholders of $111 million and Adjusted EBITDA of $248 million in the first quarter. Our average realized price in the first quarter was $404 per tonne compared to $370 per tonne in the fourth quarter of 2024.
•Production in the first quarter was 1,619,000 tonnes compared to 1,868,000 tonnes in the fourth quarter of 2024. The lower production in the first quarter was due to a planned turnaround at Geismar 2 and an unplanned outage at Geismar 3, which was somewhat offset by higher production from Chile. Repairs to Geismar 3 are on schedule, with production expected by early May 2025.
•The acquisition of OCI Global's international methanol business ("OCI Acquisition"), including OCI's interest in two world class methanol facilities in Beaumont, Texas, is expected to close later in the second quarter of 2025.
•In the first quarter, $12.5 million was returned to shareholders through regular dividends. We ended the first quarter with $1,087 million in cash or $1,031 million excluding non-controlling interest portion of $62 million but including our share of cash held by the Atlas joint venture of $6 million.
VANCOUVER, BRITISH COLUMBIA - For the first quarter of 2025, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $111 million ($1.44 net income per common share on a diluted basis) compared to net income of $45 million ($0.67 net income per common share on a diluted basis) in the fourth quarter of 2024. Adjusted EBITDA for the first quarter of 2025 was $248 million and Adjusted net income was $88 million ($1.30 Adjusted net income per common share). This compares with Adjusted EBITDA of $224 million and Adjusted net income of $84 million ($1.24 Adjusted net income per common share) for the fourth quarter of 2024.
Rich Sumner, President & CEO of Methanex, said, "We delivered a solid quarter of earnings and cash flows during the first quarter of 2025. At the start of the second quarter, we have seen methanol pricing moderate with increased supply from restarts of several large-scale methanol plants as well as a decline in global energy pricing with increased uncertainty and concerns about potential tariffs and their effect on global economic activity. We are closely monitoring the macro-economic environment and are proactively managing the business. Our priorities are the safe restart of Geismar 3, the reliable and cost efficient operation of our assets and supply chain, and effectively integrating the OCI assets post closing."
METHANEX CORPORATION 2025 FIRST QUARTER NEWS RELEASE                                 PAGE 1

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the first quarter of 2025. It is not a complete source of information for readers and is not in any way a substitute for reading the first quarter 2025 Management’s Discussion and Analysis ("MD&A") dated April 30, 2025 and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2025, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2025 are also available on the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2025	Dec 31 2024	Mar 31 2024
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,619	1,868	1,721
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,703	1,455	1,681
Purchased methanol	382	911	807
Commission sales	132	198	182
Total sales volume	2,217	2,564	2,670

Methanex average non-discounted posted price ($ per tonne) [2]	639	547	471
Average realized price ($ per tonne) [3]	404	370	343

Revenue	896	949	916
Net income (attributable to Methanex shareholders)	111	45	53
Adjusted net income [4]	88	84	44
Adjusted EBITDA [4]	248	224	160
Cash flows from operating activities	315	281	91

Basic net income per common share	1.65	0.67	0.78
Diluted net income per common share	1.44	0.67	0.77
Adjusted net income per common share [4]	1.30	1.24	0.65

Common share information (millions of shares)
Weighted average number of common shares	67	67	67
Diluted weighted average number of common shares	68	67	68
Number of common shares outstanding, end of period	67	67	67
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as revenue divided by the total sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 13 of our first quarter MD&A dated April 30, 2025 for a description of each non-GAAP measure.

METHANEX CORPORATION 2025 FIRST QUARTER NEWS RELEASE                                 PAGE 2

•A reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA, Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions)	Mar 31 2025	Dec 31 2024	Mar 31 2024
Net income attributable to Methanex shareholders	$111	$45	$53
Mark-to-market impact of share-based compensation	(32)	22	(10)
Depreciation and amortization	106	91	95
Finance costs	51	49	28
Finance income and other expenses	(4)	37	(3)
Income tax expense	36	9	6
Earnings of associate adjustment	2	3	9
Non-controlling interests adjustment	(22)	(32)	(18)
Adjusted EBITDA	$248	$224	$160

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2025	Dec 31 2024	Mar 31 2024
Net income attributable to Methanex shareholders	$111	$45	$53
Mark-to-market impact of share-based compensation, net of tax	(26)	19	(9)
Impact of Egypt and New Zealand gas contract revaluation, net of tax	3	20	—
Adjusted net income [1]	$88	$84	$44
Diluted weighted average shares outstanding (millions)	68	67	68
Adjusted net income per common share [1]	$1.30	$1.24	$0.65

•We recorded net income attributable to Methanex shareholders of $111 million in the first quarter of 2025 compared to net income of $45 million in the fourth quarter of 2024. Net income in the first quarter of 2025 was higher compared to the prior quarter primarily due to a higher average realized price, higher sales of produced product, and a recovery on mark-to-market adjustments of share-based compensation, offset by lower New Zealand gas sale net proceeds and higher finance costs.
•We sold 2,217,000 tonnes in the first quarter of 2025 compared to 2,564,000 tonnes in the fourth quarter of 2024. Sales of Methanex-produced methanol were 1,703,000 tonnes in the first quarter of 2025 compared to 1,455,000 tonnes in the fourth quarter of 2024.
•Production for the first quarter of 2025 was 1,619,000 tonnes compared to 1,868,000 tonnes for the fourth quarter of 2024. Production was lower in the first quarter of 2025 compared to the fourth quarter of 2024 mainly due to a planned turnaround at Geismar 2 and an unplanned outage at Geismar 3, which was somewhat offset by higher production from Chile.
•In the first quarter of 2025 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.
•At March 31, 2025, we had a strong liquidity position including a cash balance of $1,087 million, or $1,031 million excluding non-controlling interests and including our share of cash in the Atlas joint venture. We expect to complete the acquisition of OCI Global's international methanol business ("OCI Acquisition") in the second quarter and to draw on the $650 million Term Loan A that will be available on closing. Upon closing, our existing revolving credit facility will also increase from $500 million to $600 million. Our facilities have been structured to allow the flexible repayment of the term loan commitment to support our capital allocation priority to de-lever.
METHANEX CORPORATION 2025 FIRST QUARTER NEWS RELEASE                                 PAGE 3

PRODUCTION HIGHLIGHTS

	Q1 2025		Q4 2024	Q1 2024
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
USA (Geismar)	1,000	617	839	571
Chile	425	429	387	391
Trinidad (Methanex interest) [2]	215	137	205	258
New Zealand [3]	215	160	143	277
Egypt (50% interest)	158	136	155	83
Canada (Medicine Hat)	140	140	139	141
	2,153	1,619	1,868	1,721
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of Trinidad consists of the Titan facility (100% interest). The Atlas facility (63.1% interest) is excluded as it is currently idle. Refer to the Trinidad section below.
3The operating capacity of New Zealand consists of one Motunui facility, with the other excluded as it is currently idle. Refer to the New Zealand section below.
Key production and operational highlights during the first quarter include:
United States
Geismar produced 617,000 tonnes in the first quarter of 2025 compared to 839,000 tonnes in the fourth quarter of 2024. Production was lower in the first quarter due to a planned turnaround at Geismar 2 ("G2") in the first quarter and an unplanned outage at Geismar 3 ("G3") in late February. Upon completing various plant inspections, management decided to complete repairs to the autothermal reformer and bring forward the completion of other planned maintenance work on G3 which was part of a previously budgeted three-week outage. G2 successfully restarted in March and G3 is expected to resume production by early May.
Chile
Chile produced 429,000 tonnes in the first quarter of 2025 compared to 387,000 tonnes in the fourth quarter of 2024. Production was higher due to better reliability driven by the removal of a technical production constraint. We have gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements year round. We continue to expect seasonality in production but generally see positive developments on gas availability.
Trinidad
In Trinidad, the Titan plant produced 137,000 tonnes in the first quarter of 2025 compared to the 205,000 tonnes in the fourth quarter of 2024. Production was lower in the first quarter compared to the fourth quarter due to an unplanned outage that has been resolved.
New Zealand
New Zealand produced 160,000 tonnes in the first quarter of 2025 compared to 143,000 tonnes in the fourth quarter of 2024. Production in the first quarter was higher compared to the fourth quarter with Motunui II operating for the full quarter in the first quarter of 2025, whereas the site was fully shut until October 31, 2024 in order to on-sell gas. Commercial arrangements are in place to on-sell a portion of contracted natural gas to support the energy sector until September. Future production will be dependent on gas availability and hydro inflows impacting the level of support required to meet New Zealand's energy needs. We are in continuing discussions with our gas suppliers to ensure our contractual entitlements, which are in place until 2029, are being respected as well as engaging with our gas suppliers and government agencies in supporting efforts to improve energy balances in the country.
METHANEX CORPORATION 2025 FIRST QUARTER NEWS RELEASE                                 PAGE 4

Egypt
Egypt produced 272,000 tonnes (Methanex interest - 136,000 tonnes) in the first quarter of 2025 compared to 310,000 tonnes (Methanex interest - 155,000 tonnes) in the fourth quarter of 2024. Production was lower compared to the fourth quarter as operating rates were impacted by gas availability. Gas availability in Egypt is influenced by several factors, including domestic production levels, and seasonal demand fluctuations. We are monitoring the gas market closely and would expect to experience some curtailments in 2025, particularly in the summer months, depending on gas supply and demand dynamics.
Canada
Medicine Hat produced 140,000 tonnes in the first quarter of 2025 compared to 139,000 tonnes in the fourth quarter of 2024.
Outlook
We expect our 2025 production to be lower than our previously guided 7.5 million tonnes (Methanex interest) primarily due to the unplanned G3 outage. Updated 2025 production guidance will be provided with the second quarter 2025 earnings release. Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.
In the second quarter of 2025, we expect lower Adjusted EBITDA compared to the first quarter, with lower produced sales due primarily to the outage at G3, and a lower average realized price. Based on our April and May posted prices we expect that our average realized price range will be between approximately $360 to $370 per tonne for these two months.
CONFERENCE CALL
A conference call is scheduled for May 1, 2025 at 11:00 am ET (8:00 am PT) to review these first quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (647) 932-3411, or toll free at (800) 715-9871. The conference ID for the call is #2019292. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to customers globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This first quarter 2025 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the first quarter 2025 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
Throughout this document, the Company has used the terms Adjusted EBITDA, Adjusted net income, and Adjusted net income per common share. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt and New Zealand gas contract revaluation and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 13 of the Company's MD&A for the period ended March 31, 2025 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
METHANEX CORPORATION 2025 FIRST QUARTER NEWS RELEASE                                 PAGE 5

-end-

For further information, contact:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2025 FIRST QUARTER NEWS RELEASE                                 PAGE 6

Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
TSX Trust Company
320 Bay Street
Toronto, Ontario Canada
M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

1
Management's Discussion and Analysis for the Three Months Ended March 31, 2025
At April 29, 2025 the Company had 67,395,212 common shares issued and outstanding and stock options exercisable for 1,350,101 additional common shares.

FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

This First Quarter 2025 Management’s Discussion and Analysis dated April 30, 2025 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2025 as well as the 2024 Annual Consolidated Financial Statements and MD&A included in the Methanex 2024 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2024 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2025	Dec 31 2024	Mar 31 2024
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,619	1,868	1,721
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,703	1,455	1,681
Purchased methanol	382	911	807
Commission sales	132	198	182
Total sales volume	2,217	2,564	2,670

Methanex average non-discounted posted price ($ per tonne) [2]	639	547	471
Average realized price ($ per tonne) [3]	404	370	343

Revenue	896	949	916
Net income (attributable to Methanex shareholders)	111	45	53
Adjusted net income [4]	88	84	44
Adjusted EBITDA [4]	248	224	160
Cash flows from operating activities	315	281	91

Basic net income per common share	1.65	0.67	0.78
Diluted net income per common share	1.44	0.67	0.77
Adjusted net income per common share [4]	1.30	1.24	0.65

Common share information (millions of shares)
Weighted average number of common shares	67	67	67
Diluted weighted average number of common shares	68	67	68
Number of common shares outstanding, end of period	67	67	67
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as revenue divided by the total sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 13 for a description of each non-GAAP measure.

METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2025	Dec 31 2024	Mar 31 2024
Net income attributable to Methanex shareholders	$111	$45	$53
Mark-to-market impact of share-based compensation, net of tax	(26)	19	(9)
Impact of Egypt and New Zealand gas contract revaluation, net of tax	3	20	—
Adjusted net income [1]	$88	$84	$44
Diluted weighted average shares outstanding (millions)	68	67	68
Adjusted net income per common share [1]	$1.30	$1.24	$0.65
1     The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures on page 13 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $111 million in the first quarter of 2025 compared to net income of $45 million in the fourth quarter of 2024. Net income in the first quarter of 2025 was higher compared to the prior quarter primarily due to a higher average realized price, higher sales of produced product, and a recovery on mark-to-market adjustments of share-based compensation, offset by lower New Zealand gas sale net proceeds and higher finance costs.
▪We sold 2,217,000 tonnes in the first quarter of 2025 compared to 2,564,000 tonnes in the fourth quarter of 2024. Sales of Methanex-produced methanol were 1,703,000 tonnes in the first quarter of 2025 compared to 1,455,000 tonnes in the fourth quarter of 2024. Refer to the Supply/Demand Fundamentals section on page 11 of the MD&A for more information.
▪Production for the first quarter of 2025 was 1,619,000 tonnes compared to 1,868,000 tonnes for the fourth quarter of 2024. Production was lower in the first quarter of 2025 compared to the fourth quarter of 2024 mainly due to a planned turnaround at Geismar 2 and an unplanned outage at Geismar 3, which was somewhat offset by higher production from Chile. Refer to the Production Highlights section on page 4 of the MD&A.
▪In the first quarter of 2025 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.
▪At March 31, 2025, we had a strong liquidity position including a cash balance of $1,087 million, or $1,031 million excluding non-controlling interests and including our share of cash in the Atlas joint venture. We expect to complete the acquisition of OCI Global's international methanol business ("OCI Acquisition") in the second quarter and to draw on the $650 million Term Loan A that will be available on closing. Upon closing, our existing revolving credit facility will also increase from $500 million to $600 million. Our facilities have been structured to allow the flexible repayment of the term loan commitment to support our capital allocation priority to de-lever.
METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION HIGHLIGHTS

	Q1 2025		Q4 2024	Q1 2024
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
USA (Geismar)	1,000	617	839	571
Chile	425	429	387	391
Trinidad (Methanex interest) [2]	215	137	205	258
New Zealand [3]	215	160	143	277
Egypt (50% interest)	158	136	155	83
Canada (Medicine Hat)	140	140	139	141
	2,153	1,619	1,868	1,721
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of Trinidad consists of the Titan facility (100% interest). The Atlas facility (63.1% interest) is excluded as it is currently idle. Refer to the Trinidad section below.
3The operating capacity of New Zealand consists of one Motunui facility, with the other excluded as it is currently idle. Refer to the New Zealand section below.
Key production and operational highlights during the first quarter include:
United States
Geismar produced 617,000 tonnes in the first quarter of 2025 compared to 839,000 tonnes in the fourth quarter of 2024. Production was lower in the first quarter due to a planned turnaround at Geismar 2 ("G2") in the first quarter and an unplanned outage at Geismar 3 ("G3") in late February. Upon completing various plant inspections, management decided to complete repairs to the autothermal reformer and bring forward the completion of other planned maintenance work on G3 which was part of a previously budgeted three-week outage. G2 successfully restarted in March and G3 is expected to resume production by early May.
Chile
Chile produced 429,000 tonnes in the first quarter of 2025 compared to 387,000 tonnes in the fourth quarter of 2024. Production was higher due to better reliability driven by the removal of a technical production constraint. We have gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements year round. We continue to expect seasonality in production but generally see positive developments on gas availability.
Trinidad
In Trinidad, the Titan plant produced 137,000 tonnes in the first quarter of 2025 compared to the 205,000 tonnes in the fourth quarter of 2024. Production was lower in the first quarter compared to the fourth quarter due to an unplanned outage that has been resolved.
New Zealand
New Zealand produced 160,000 tonnes in the first quarter of 2025 compared to 143,000 tonnes in the fourth quarter of 2024. Production in the first quarter was higher compared to the fourth quarter with Motunui II operating for the full quarter in the first quarter of 2025, whereas the site was fully shut until October 31, 2024 in order to on-sell gas. Commercial arrangements are in place to on-sell a portion of contracted natural gas to support the energy sector until September. Future production will be dependent on gas availability and hydro inflows impacting the level of support required to meet New Zealand's energy needs. We are in continuing discussions with our gas suppliers to ensure our contractual entitlements, which are in place until 2029, are being respected as well as engaging with our gas suppliers and government agencies in supporting efforts to improve energy balances in the country.
METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

Egypt
Egypt produced 272,000 tonnes (Methanex interest - 136,000 tonnes) in the first quarter of 2025 compared to 310,000 tonnes (Methanex interest - 155,000 tonnes) in the fourth quarter of 2024. Production was lower compared to the fourth quarter as operating rates were impacted by gas availability. Gas availability in Egypt is influenced by several factors, including domestic production levels, and seasonal demand fluctuations. We are monitoring the gas market closely and would expect to experience some curtailments in 2025, particularly in the summer months, depending on gas supply and demand dynamics.
Canada
Medicine Hat produced 140,000 tonnes in the first quarter of 2025 compared to 139,000 tonnes in the fourth quarter of 2024.
Outlook
We expect our 2025 production to be lower than our previously guided 7.5 million tonnes (Methanex interest) primarily due to the unplanned G3 outage. Updated 2025 production guidance will be provided with the second quarter 2025 earnings release. Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.

In the second quarter of 2025, we expect lower Adjusted EBITDA compared to the first quarter, with lower produced sales due primarily to the outage at G3, and a lower average realized price. Based on our April and May posted prices we expect that our average realized price range will be between approximately $360 to $370 per tonne for these two months.
FINANCIAL RESULTS

For the first quarter of 2025, we reported net income attributable to Methanex shareholders of $111 million ($1.44 net income per common share on a diluted basis) compared to net income attributable to Methanex shareholders for the fourth quarter of 2024 of $45 million ($0.67 net income per common share on a diluted basis) and net income attributable to Methanex shareholders for the first quarter of 2024 of $53 million ($0.77 net income per common share on a diluted basis).

For the first quarter of 2025, we recorded Adjusted EBITDA of $248 million and Adjusted net income of $88 million ($1.30 Adjusted net income per common share). This compares with Adjusted EBITDA of $224 million and Adjusted net income of $84 million ($1.24 Adjusted net income per common share) for the fourth quarter of 2024 and Adjusted EBITDA of $160 million and Adjusted net income of $44 million ($0.65 Adjusted net income per common share) for the first quarter of 2024.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt and New Zealand gas contract revaluations included in finance income and other expenses and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 13 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended
($ millions)	Mar 31 2025	Dec 31 2024	Mar 31 2024
Consolidated statements of income:
Revenue	$896	$949	$916
Cost of sales and operating expenses	(581)	(734)	(736)
New Zealand gas sale net proceeds	8	32	—
Mark-to-market impact of share-based compensation	(32)	22	(10)
Adjusted EBITDA attributable to associate	—	(3)	21
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(43)	(42)	(31)
Adjusted EBITDA	248	224	160

Mark-to-market impact of share-based compensation	32	(22)	10
Depreciation and amortization	(106)	(91)	(95)
Finance costs	(51)	(49)	(28)
Finance income and other expenses	4	(37)	3
Income tax expense	(36)	(9)	(6)
Earnings of associate adjustment [1]	(2)	(3)	(9)
Non-controlling interests adjustment [2]	22	32	18
Net income attributable to Methanex shareholders	$111	$45	$53
Net income	$132	$55	$66
1    This adjustment represents the deduction of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility which are excluded from adjusted EBITDA but included in net income attributable to Methanex shareholders.
2    This adjustment represents the add-back of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been deducted above but is excluded from net income attributable to Methanex shareholders.
Adjusted EBITDA

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 17. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q1 2025 compared with Q4 2024	Q1 2025 compared with Q1 2024
Average realized price	$72	$128
Sales volume	(26)	(37)
Geismar 3 delay costs	—	25
New Zealand gas sale proceeds, net of gas and fixed costs during idle period	(20)	8
Total cash costs	(2)	(36)
Increase in Adjusted EBITDA	$24	$88
METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Average realized price

	Three Months Ended
($ per tonne)	Mar 31 2025	Dec 31 2024	Mar 31 2024
Methanex average non-discounted posted price	639	547	471
Methanex average realized price	404	370	343

Methanex’s average realized price for the first quarter of 2025 was $404 per tonne compared to $370 per tonne in the fourth quarter of 2024 and $343 per tonne in the first quarter of 2024, resulting in an increase of $72 million and an increase of $128 million in Adjusted EBITDA, respectively.

Refer to the Supply/Demand Fundamentals section on page 11 of the MD&A for more information.
Sales volume
Methanol sales volume excluding commission sales volume in the first quarter of 2025 was 281,000 tonnes lower than the fourth quarter of 2024 and 403,000 tonnes lower than the first quarter of 2024 as we deliberately decreased our annual sales portfolio. The decrease in sales volume in the first quarter of 2025 compared to the fourth quarter of 2024 decreased Adjusted EBITDA by $26 million. The decrease in sales volume for the first quarter of 2025 compared to the same period in 2024 decreased Adjusted EBITDA by $37 million. Sales volume may vary quarter to quarter depending on customer requirements and inventory levels as well as the available commission sales volume.
Geismar 3 delay costs
With the start-up of Geismar 3 in Q4 2024, all costs are now operating costs and therefore there are no delay costs in 2025.
New Zealand gas sale proceeds, net of gas and fixed costs
Since the third quarter of 2024, we have entered into short-term commercial arrangements to provide some natural gas into the New Zealand electricity market to support the country's overall energy balances. Adjusted EBITDA for the first quarter of 2025 includes $8 million of net proceeds less fixed costs, compared to $28 million in the fourth quarter of 2024, resulting in a decrease in Adjusted EBITDA of $20 million compared to the fourth quarter of 2024. As there were no equivalent transactions in the first quarter of 2024, the gas sales resulted in an $8 million increase in Adjusted EBITDA. The amounts do not include the impact of lost margin on the sale of methanol that was not produced in the period and additional supply chain costs incurred, if any. For additional information, refer to Note 10 of the condensed consolidated interim financial statements.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts globally.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.
METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q1 2025 compared with Q4 2024	Q1 2025 compared with Q1 2024
Methanex-produced methanol costs	$(14)	$(16)
Proportion of Methanex-produced methanol sales	43	24
Purchased methanol costs	(13)	(17)
Logistics costs	(8)	(7)
Other, net	(10)	(20)
Increase (decrease) in Adjusted EBITDA due to changes in total cash costs	$(2)	$(36)
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol price to reduce our commodity price risk exposure. The variable price component is adjusted by a formula linked to methanol sales prices above a certain level. We also purchase natural gas in North America and are exposed to natural gas spot price fluctuations for the unhedged portion of our gas needs in the region.

For the first quarter of 2025 compared to the fourth quarter of 2024, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $14 million. For the first quarter of 2025 compared to the same period in 2024, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $16 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost, changes in spot gas prices which impact the unhedged portion of our North American operations, timing of inventory flows and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase (decrease) in the proportion of Methanex-produced methanol sales results in a decrease (increase) in our overall cost structure for a given period. For the first quarter of 2025 compared to the fourth quarter of 2024 a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $43 million. For the first quarter of 2025 compared to the first quarter of 2024, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $24 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume and regional mix of sourcing for purchased methanol. For the first quarter of 2025 compared to the fourth quarter of 2024, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $13 million. For the first quarter of 2025 compared to the first quarter of 2024, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $17 million.
Logistics costs
Logistics costs include the cost of transportation, storage and handling of product, and can vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs for the first quarter of 2025, compared with the fourth quarter of 2024, decreased Adjusted EBITDA by $8 million and for the first quarter of 2025 compared to the first quarter of 2024, decreased Adjusted EBITDA by $7 million, primarily due to the impact of the G3 outage causing supply chain and vessel plan reconfiguration resulting in lower utilization and therefore higher costs for ocean freight in the first quarter of 2025.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. The impact of other costs decreased Adjusted EBITDA by $10 million during the first quarter of 2025 compared to the fourth quarter of 2024 and decreased Adjusted EBITDA by $20 million compared to the first quarter of 2024. The increase in other costs during the first quarter
METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

of 2025 compared to the fourth quarter of 2024 and first quarter of 2024 is primarily driven by higher transaction costs relating to the OCI Acquisition and by the decrease in production in the quarter, which caused higher unabsorbed costs to be recorded in the first quarter of 2025.
Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended
($ millions except share price)	Mar 31 2025	Dec 31 2024	Mar 31 2024
Methanex Corporation share price [1]	$35.09	$49.94	$44.63
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	8	3	6
Mark-to-market impact [2]	(32)	22	(10)
Total share-based compensation expense (recovery), before tax	$(24)	$25	$(4)
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $106 million for the first quarter of 2025 compared to $91 million for the fourth quarter of 2024 and $95 million for the first quarter of 2024. Compared to the fourth quarter of 2024, depreciation and amortization in the first quarter of 2025 was higher due to the higher sales of Methanex-produced product and higher unabsorbed depreciation.
Finance Costs

	Three Months Ended
($ millions)	Mar 31 2025	Dec 31 2024	Mar 31 2024
Finance costs before capitalized interest	$51	$51	$44
Less capitalized interest	—	(2)	(16)
Finance costs	$51	$49	$28

Finance costs are primarily comprised of interest on borrowings and lease obligations.

Finance costs for the first quarter of 2025 were similar to the fourth quarter of 2024 and higher compared to the first quarter of 2024 due to financing fees incurred on the term loan commitment of $650 million to support the OCI Acquisition and additional interest on new debt issued in the fourth quarter of 2024 (see Note 5 of the first quarter 2025 condensed consolidated interim financial statements for more information). Capitalized interest was lower compared to the fourth quarter of 2024 and the first quarter of 2024 as the G3 plant completed its commercial performance tests in the fourth quarter of 2024, whereupon interest ceased to be capitalized.
METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Finance Income and Other Expenses

	Three Months Ended
($ millions)	Mar 31 2025	Dec 31 2024	Mar 31 2024
Finance income and other expenses before gas supply contract mark-to-market impact	$6	$(6)	$3
New Zealand gas contract mark-to-market impact	(7)	$(27)	—
Egypt gas supply contract mark-to-market impact	5	$(4)	—
Finance income and other expenses	$4	$(37)	$3
Finance income and other expenses was higher during the first quarter of 2025 compared to the fourth quarter of 2024 and the first quarter of 2024 primarily due to the mark-to-market impact on the New Zealand and Egypt gas supply contracts, the impact of changes in foreign exchange rates and higher interest income earned on cash balances. Refer to Note 9 of the first quarter 2025 condensed consolidated interim financial statements for more information.
Income Taxes

A summary of our income taxes for the first quarter of 2025 compared to the first quarter of 2024 is as follows:

	Three Months Ended March 31, 2025		Three Months Ended March 31, 2024
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2]	Per consolidated statement of income	Adjusted [1,2]
Income before income tax	$168	$115	$72	$55
Income tax expense	(36)	(27)	(6)	(11)
Net income	$132	$88	$66	$44
Effective tax rate	22%	23%	8%	20%
1     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.
2     Adjusted net income before income tax and Adjusted income tax expense are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.
We earn the majority of our income in the United States, New Zealand, Trinidad, Chile, Egypt and Canada. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in the United States is 22%, New Zealand is 28%, Trinidad is 38%, Chile is 35%, Egypt is 32.5% and Canada is 24.5%. We accrue for withholding taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 23% for the first quarter of 2025 and 20% for the first quarter of 2024. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar.

METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

The following table shows a reconciliation of Adjusted net income before tax and Adjusted income tax to Net income and Income taxes, the most directly comparable measures in the financial statements. For more information, refer to the Additional Information - Non-GAAP Measures section on page 13.

	Three Months Ended
($ millions)	Mar 31 2025	Mar 31 2024
Net income	$132	$66
Adjusted for:
Income tax expense	36	6
Loss (earnings) from associate	4	(12)
Share of associate's (loss) income before tax	(5)	15
Net income before tax of non-controlling interests	(24)	(10)
Mark-to-market impact of share-based compensation	(32)	(10)
Impact of Egypt gas contract revaluation	(2)	—
Impact of New Zealand gas contract revaluation	6	—
Adjusted net income before tax	$115	$55

Income tax expense	$(36)	$(6)
Adjusted for:
Inclusion of our share of associate's adjusted tax recovery (expense)	1	(3)
Removal of non-controlling interest's share of tax expense (recovery)	3	(3)
Tax on mark-to-market impact of share-based compensation	6	1
Tax on impact of Egypt gas contract revaluation	1	—
Tax on impact of New Zealand gas contract revaluation	(2)	—
Adjusted income tax expense	$(27)	$(11)
SUPPLY/DEMAND FUNDAMENTALS
Demand
In the first quarter of 2025, global methanol demand was lower compared to the fourth quarter of 2024. Demand was impacted by the seasonal slowdown associated with the Lunar New Year and lower methanol to olefins operating rates due to supply availability, particularly from Iran.

Over the long term, we believe that traditional chemical demand for methanol is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The demand outlook for methanol as a marine fuel continues to grow. Based on current dual-fueled vessels operating, coupled with the order book for new builds and retrofits, we expect there will be over 400 ships capable of running on methanol on the water in the next five years. Actual methanol consumption from marine applications will depend on regulations, relative economics versus other fuels, and other factors. The future operating rates and methanol consumption from MTO producers will depend on a number of factors including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
Supply
Global supply was constrained in the first half of the first quarter with natural gas restrictions affecting production from Iran and planned and unplanned outages in the Atlantic. This resulted in low global inventory levels. Operating rates improved gradually during the second half of the quarter, leading to rebuilding of inventory levels, particularly in the Atlantic.

METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

We expect limited capacity additions in the next five years. In Malaysia, a 1.8 million tonne plant started up in early 2025. In Iran, projects under development are showing slow progress due to technical and financing challenges from sanctions and the operating rates of existing methanol plants are constrained by gas availability due to depleting gas fields. China has planned capacity additions which we expect will be somewhat offset by the closure of some inefficient older plants. New capacity built in China is expected to be consumed domestically as China requires methanol imports to meet growing demand.
Methanol Price
Our average realized price in the first quarter of 2025 was $404 per tonne compared to $370 per tonne in the fourth quarter of 2024.

Future methanol prices will depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.
The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy and derivatives prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost and availability of feedstock, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	May 2025	Apr 2025	Mar 2025	Feb 2025	Jan 2025
North America	832	891	891	891	891
Europe [2]	645	645	722	722	722
Asia Pacific	390	420	420	420	410
China	350	400	400	400	400
1    Discounts from our posted prices are offered to customers based on    various factors.
2    €625 for Q2 2025 (Q1 2025 – €700) converted to United States dollars.
LIQUIDITY AND CAPITAL RESOURCES
We operate in a highly competitive commodity industry and are committed to maintaining a strong balance sheet and financial flexibility. At March 31, 2025, our cash balance was $1,087 million, or $1,031 million excluding non-controlling interest portion of $62 million but including our share of cash held by the Atlas joint venture of $6 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We continuously evaluate the liquidity requirements needed to achieve our strategic objectives, including our capital expenditures.
The Company has access to a $500 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions. In late 2024, to support the OCI Acquisition, the Company renewed the $500 million revolving credit facility and increased it to $600 million, and a term loan commitment of $650 million was added. Both are subject to the closing of the OCI Acquisition. Additionally, the Company's wholly-owned subsidiary, Methanex US Operations Inc., issued $600 million of senior unsecured notes bearing a coupon of 6.25% and due March 2032. The $600 million senior unsecured notes are subject to a special mandatory redemption if either (1) the OCI Acquisition is not completed within the time period required by the related acquisition agreement, as it may be extended (but in no event later than May 31, 2026) or (2) Methanex publicly announces that it will not proceed with the OCI Acquisition for any reason, as further described in the terms of the notes. Our facilities have been structured to allow the flexible repayment of the term loan commitment to support our capital allocation priority to de-lever.

A summary of our sources and uses of cash for the three months ended March 31, 2025, compared to the same periods in 2024, is as follows:

	Three Months Ended
($ millions)	Mar 31 2025	Mar 31 2024	Variance
Cash provided by operating activities	$315	$91	$224
Cash used in financing activities	(83)	(80)	(3)
Cash used in investing activities	(37)	(62)	25
Increase (decrease) in cash and cash equivalents	$195	$(51)	$246

METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

Cash flows from operating activities in the first quarter of 2025 were $315 million compared to $91 million for the first quarter of 2024. Cash flows from operating activities were higher in the first quarter of 2025 compared to the first quarter of 2024 primarily due to higher earnings from higher averaged realized price along with sales of produced product, and changes in working capital.

Cash flows used in financing activities in the first quarter of 2025 were $83 million compared to $80 million for the first quarter of 2024. Cash flows used in financing activities were similar in the first quarter of 2025 compared to the first quarter of 2024.

In the first quarter of 2025 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.

Cash used in investing activities relates to capital spend on maintenance and major projects, with 2024 including expenditures related to the construction of our Geismar 3 plant.
Capital Projects
Our planned operational capital expenditure directed towards maintenance, turnarounds, and catalyst changes, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $80 million for the remainder of 2025.
CONTROLS AND PROCEDURES

During the first quarter of 2025, no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted net income before income tax, Adjusted income tax expense, and Adjusted effective tax rate. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas Facility, our 50% economic interest in the Egypt Facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the Company's business. These measures, at our share of our facilities, are a better measure of our underlying performance, as we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.

These measures should be considered in addition to, and not as a substitute for, net income and revenue reported in accordance with IFRS.

Adjusted EBITDA
Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses, income taxes and asset impairment charge. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled
METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended
($ millions)	Mar 31 2025	Dec 31 2024	Mar 31 2024
Net income attributable to Methanex shareholders	$111	$45	$53
Mark-to-market impact of share-based compensation	(32)	22	(10)
Depreciation and amortization	106	91	95
Finance costs	51	49	28
Finance income and other expenses	(4)	37	(3)
Income tax expense	36	9	6
Earnings of associate adjustment [1]	2	3	9
Non-controlling interests adjustment [2]	(22)	(32)	(18)
Adjusted EBITDA	$248	$224	$160
1    This adjustment represents the add-back of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility which are included in net income attributable to Methanex shareholders but excluded from Adjusted EBITDA.
2    This adjustment represents the deduction of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been added back above but is excluded from Adjusted EBITDA.
Adjusted Net Income and Adjusted Net Income per Common Share
Adjusted net income and Adjusted net income per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the impact of the Egypt and New Zealand gas contract revaluations included in finance income and other expenses and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2025	Dec 31 2024	Mar 31 2024
Net income attributable to Methanex shareholders	$111	$45	$53
Mark-to-market impact of share-based compensation, net of tax	(26)	19	(9)
Impact of Egypt and New Zealand gas contract revaluation, net of tax	3	20	—
Adjusted net income	$88	$84	$44
Diluted weighted average shares outstanding (millions)	68	67	68
Adjusted net income per common share	$1.30	$1.24	$0.65

Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas and Egypt facilities and Waterfront Shipping, for reasons as described above. The exclusion of certain items associated with specific identified events is due to these amounts not being seen as indicative of operational performance. The exclusion of the mark-to-market portion of the impact of share-based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt and New Zealand gas contract revaluations is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement.

METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

QUARTERLY FINANCIAL DATA (UNAUDITED)
Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Mar 31 2025	Dec 31 2024	Sep 30 2024	Jun 30 2024
Revenue	$896	$949	$935	$920
Net income attributable to Methanex shareholders	111	45	31	35
Basic net income per common share	1.65	0.67	0.46	0.52
Diluted net income per common share	1.44	0.67	0.35	0.52
Adjusted EBITDA	248	224	216	164
Adjusted net income	88	84	82	42
Adjusted net income per common share	1.30	1.24	1.21	0.62

	Three Months Ended
($ millions except per share amounts)	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023
Revenue	$916	$922	$823	$939
Net income attributable to Methanex shareholders	53	33	24	57
Basic net income per common share	0.78	0.50	0.36	0.84
Diluted net income per common share	0.77	0.50	0.36	0.73
Adjusted EBITDA	160	148	105	160
Adjusted net income	44	35	1	41
Adjusted net income per common share	0.65	0.52	0.02	0.60
METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

Methanex Corporation
Quarterly History (unaudited)

	Q1 2025	2024	Q4	Q3	Q2	Q1	2023	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	1,703	6,094	1,455	1,378	1,580	1,681	6,455	1,712	1,473	1,621	1,649
Purchased methanol	382	3,471	911	987	766	807	3,527	890	905	884	848
Commission sales [1]	132	904	198	258	266	182	1,187	260	342	277	308
	2,217	10,469	2,564	2,623	2,612	2,670	11,169	2,862	2,720	2,782	2,805
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	160	670	143	72	178	277	1,381	344	226	408	403
USA (Geismar)	617	2,529	839	605	514	571	2,142	587	574	532	449
Trinidad (63.1% interest)	137	956	205	262	231	258	1,074	283	287	248	256
Egypt (50% interest)	136	460	155	93	129	83	504	20	160	163	161
Canada (Medicine Hat)	140	563	139	142	141	141	548	142	130	134	142
Chile	429	1,180	387	173	229	391	993	403	168	173	249
	1,619	6,358	1,868	1,347	1,422	1,721	6,642	1,779	1,545	1,658	1,660
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	404	355	370	356	352	343	333	322	303	338	371
($/gallon)	1.21	1.07	1.11	1.07	1.06	1.03	1.00	0.97	0.91	1.02	1.12

ADJUSTED EBITDA	248	764	224	216	164	160	622	148	105	160	209

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income	1.65	2.43	0.67	0.46	0.52	0.78	2.57	0.50	0.36	0.84	0.87
Diluted net income	1.44	2.39	0.67	0.35	0.52	0.77	2.57	0.50	0.36	0.73	0.87
Adjusted net income	1.30	3.72	1.24	1.21	0.62	0.65	2.25	0.52	0.02	0.60	1.11
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue divided by the total sales volume.

METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume.
CASH COSTS	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.
SALES VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and Waterfront Shipping. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2025 Management’s Discussion and Analysis ("MD&A") as well as comments made during the First Quarter 2025 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:
•anticipated closing date of the OCI Acquisition and the expected benefits of the OCI Acquisition, including benefits related to expected synergies and commodity diversification,
•anticipated synergies and Methanex's ability to achieve such synergies following closing of the OCI Acquisition,
•expected demand for methanol, including demand for methanol for energy uses, and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for startup of the same,
•expected increase in methanol production of assets to be acquired as part of the OCI Acquisition,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,
•expected cash flows, cash balances, earnings capability, debt levels, debt reduction and deleveraging plans, and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and gross domestic product growth,
•potential impact of tariffs on global economic activity and Methanex,
•expected outcomes of litigation or other disputes, claims and assessments, and
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•future expectations and assumptions concerning the receipt of all regulatory approvals required to complete the OCI Acquisition,
•Methanex's ability to realize the expected strategic, financial and other benefits of the OCI Acquisition in the timeframe anticipated or at all,
•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•our ability to sustain the designed operating rates of the Geismar 3 plant,
•global and regional economic activity (including industrial production levels) and gross domestic product growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:
•failure to complete the OCI Acquisition in accordance with the material terms of the OCI Acquisition agreement or at all,
•failure to obtain any of the approvals required for the OCI Acquisition,
•failure to close the OCI Acquisition credit facility,
•unforeseen difficulties in integrating the business operations or assets purchased pursuant to the OCI Acquisition into our business and operations,
•failure to realize the expected strategic, financial and other benefits of the OCI Acquisition in the timeframe anticipated or at all,
•unexpected costs or liabilities associated with the OCI Acquisition,
•increased litigation or negative public perception as a result of the OCI Acquisition,
•increased indebtedness of Methanex,
•conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,

•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions, and
•other risks described in our 2024 Annual Management’s Discussion and Analysis and this First Quarter 2025 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2025 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 19

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31 2025	Mar 31 2024
Revenue	$896,474	$915,711
Cost of sales and operating expenses	(580,647)	(736,321)
Depreciation and amortization	(106,103)	(95,210)
New Zealand gas sale net proceeds (note 10)	8,158	—
Operating income	217,882	84,180
Earnings (loss) of associate (note 3)	(3,596)	12,141
Finance costs (note 4)	(50,697)	(27,676)
Finance income and other expenses (note 9)	4,062	3,445
Income before income taxes	167,651	72,090
Income tax (expense) recovery:
Current	(19,968)	(19,489)
Deferred	(16,089)	13,768
	(36,057)	(5,721)
Net income	$131,594	$66,369
Attributable to:
Methanex Corporation shareholders	$111,288	$52,617
Non-controlling interests	20,306	13,752
	$131,594	$66,369

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$1.65	$0.78
Diluted net income per common share (note 6)	$1.44	$0.77

Weighted average number of common shares outstanding (note 6)	67,395,212	67,387,492
Diluted weighted average number of common shares outstanding (note 6)	67,515,134	67,561,585

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2025	Mar 31 2024
Net income	$131,594	$66,369
Other comprehensive income (loss):
Items that may be reclassified to income:
Changes in cash flow hedges and excluded forward element (note 9)	67,604	(22,512)
Realized losses (gains) on foreign exchange hedges reclassified to revenue	1,679	(631)
Amounts reclassified on discontinuation of hedging relationship (note 9)	(658)	11,702
Items that will not be reclassified to income:
Actuarial loss on defined benefit pension plans	(1,150)	—
Taxes on above items	(13,540)	(2,085)
	53,935	(13,526)
Comprehensive income	$185,529	$52,843
Attributable to:
Methanex Corporation shareholders	$165,223	$39,091
Non-controlling interests	20,306	13,752
	$185,529	$52,843

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2025 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Mar 31 2025	Dec 31 2024
ASSETS
Current assets:
Cash and cash equivalents	$1,087,439	$891,910
Trade and other receivables	396,882	473,336
Inventories	410,060	453,463
Prepaid expenses	39,399	61,290
Other assets	79,711	30,820
	2,013,491	1,910,819
Non-current assets:
Property, plant and equipment (note 2)	4,167,303	4,197,509
Investment in associate (note 3)	97,842	101,438
Deferred income tax assets	187,587	204,091
Other assets (note 9)	190,482	183,269
	4,643,214	4,686,307
	$6,656,705	$6,597,126
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$490,648	$546,305
Current maturities on long-term debt (note 5)	13,610	13,727
Current maturities on lease obligations	120,610	122,744
Current maturities on other long-term liabilities	11,083	46,840
	635,951	729,616
Non-current liabilities:
Long-term debt (note 5)	2,398,740	2,401,208
Lease obligations	693,167	695,461
Other long-term liabilities	133,815	150,462
Deferred income tax liabilities	253,275	239,113
	3,478,997	3,486,244
Equity:
Capital stock	392,201	392,201
Contributed surplus	2,010	1,950
Retained earnings	1,727,463	1,629,386
Accumulated other comprehensive income	123,750	70,022
Shareholders' equity	2,245,424	2,093,559
Non-controlling interests	296,333	287,707
Total equity	2,541,757	2,381,266
	$6,656,705	$6,597,126

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2023	67,387,492	$391,924	$1,838	$1,514,264	$22,901	$1,930,927	$242,090	$2,173,017
Net income	—	—	—	52,617	—	52,617	13,752	66,369
Other comprehensive loss	—	—	—	—	(13,526)	(13,526)	—	(13,526)
Compensation expense recorded for stock options	—	—	32	—	—	32	—	32
Dividend payments to Methanex Corporation shareholders	—	—	—	(12,467)	—	(12,467)	—	(12,467)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(5,241)	(5,241)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	12,294	12,294	—	12,294
Balance, March 31, 2024	67,387,492	$391,924	$1,870	$1,554,414	$21,669	$1,969,877	$250,601	$2,220,478
Net income	—	—	—	111,369	—	111,369	72,507	183,876
Other comprehensive income (loss)	—	—	—	1,003	(15,333)	(14,330)	—	(14,330)
Compensation expense recorded for stock options	—	—	130	—	—	130	—	130
Issue of shares on exercise of stock options	7,720	227	—	—	—	227	—	227
Reclassification of grant date fair value on exercise of stock options	—	50	(50)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(37,400)	—	(37,400)	—	(37,400)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(35,401)	(35,401)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	63,686	63,686	—	63,686
Balance, December 31, 2024	67,395,212	$392,201	$1,950	$1,629,386	$70,022	$2,093,559	$287,707	$2,381,266
Net income	—	—	—	111,288	—	111,288	20,306	131,594
Other comprehensive income (loss)	—	—	—	(743)	54,678	53,935	—	53,935
Compensation expense recorded for stock options	—	—	60	—	—	60	—	60
Dividend payments to Methanex Corporation shareholders	—	—	—	(12,468)	—	(12,468)	—	(12,468)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(11,680)	(11,680)
Realized hedge gain recognized in cash flow hedges	—	—	—	—	(950)	(950)	—	(950)
Balance, March 31, 2025	67,395,212	$392,201	$2,010	$1,727,463	$123,750	$2,245,424	$296,333	$2,541,757

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2025	Mar 31 2024
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$131,594	$66,369
Add (deduct) loss (earnings) of associate	3,596	(12,141)
Add dividends received from associate	—	33,443
Add (deduct) non-cash items:
Depreciation and amortization	106,103	95,210
Income tax expense	36,057	5,721
Share-based compensation recovery	(24,224)	(3,385)
Finance costs	50,697	27,676
Mark-to-market impact of Level 3 derivatives	1,988	—
Other	(1,909)	6,519
Interest received	6,848	3,547
Income taxes paid	(23,569)	(21,749)
Other cash payments, including share-based compensation	(19,874)	(19,059)
Cash flows from operating activities before undernoted	267,307	182,151
Changes in non-cash working capital (note 8)	47,891	(91,633)
	315,198	90,518

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(12,468)	(12,467)
Interest paid	(26,760)	(17,140)
Repayment of long-term debt and financing fees (note 5)	(3,287)	(3,206)
Repayment of lease obligations	(34,284)	(34,190)
Distributions to non-controlling interests	(11,680)	(5,241)
Restricted cash for debt service accounts	(388)	(261)
Changes in non-cash working capital related to financing activities (note 8)	6,305	(7,270)
	(82,562)	(79,775)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(47,306)	(20,144)
Geismar plant under construction	—	(27,058)
Changes in non-cash working capital related to investing activities (note 8)	10,199	(14,487)
	(37,107)	(61,689)
Increase (decrease) in cash and cash equivalents	195,529	(50,946)
Cash and cash equivalents, beginning of period	891,910	458,015
Cash and cash equivalents, end of period	$1,087,439	$407,069

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to customers in Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the adoption of an amendment effective January 1, 2025 to IAS 21, The Effects of Changes in Foreign Exchange Rates regarding the lack of exchangeability. The amendment did not have a material impact on the Company's consolidated financial statements.
These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 30, 2025.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024.
2.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at March 31, 2025	$3,477,554	$689,749	$4,167,303
Net book value at December 31, 2024	$3,501,683	$695,826	$4,197,509

a)Owned assets:

	Buildings, Plant Installations & Machinery	Ocean Going Vessels	Other	Total
Cost at March 31, 2025	$6,370,868	$242,536	$130,955	$6,744,359
Accumulated depreciation at March 31, 2025	3,094,145	76,228	96,432	3,266,805
Net book value at March 31, 2025	$3,276,723	$166,308	$34,523	$3,477,554
Cost at December 31, 2024	$6,357,420	$242,459	$129,920	$6,729,799
Accumulated depreciation at December 31, 2024	3,059,060	73,219	95,837	3,228,116
Net book value at December 31, 2024	$3,298,360	$169,240	$34,083	$3,501,683

b)Right-of-use assets:

	Ocean Going Vessels	Terminals, Tanks and Rail	Other	Total
Cost at March 31, 2025	$929,312	$384,702	$67,002	$1,381,016
Accumulated depreciation at March 31, 2025	422,730	232,028	36,509	691,267
Net book value at March 31, 2025	$506,582	$152,674	$30,493	$689,749
Cost at December 31, 2024	$935,169	$366,549	$58,362	$1,360,080
Accumulated depreciation at December 31, 2024	406,407	222,571	35,276	664,254
Net book value at December 31, 2024	$528,762	$143,978	$23,086	$695,826

METHANEX CORPORATION 2025 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

3.    Interest in Atlas joint venture:

a)Stand-alone financial information:
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. In 2024 the Atlas facility was idled, as its legacy 20-year natural gas supply agreement expired. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Mar 31 2025	Dec 31 2024
Cash and cash equivalents	$10,070	$18,934
Other current assets	49,396	49,803
Non-current assets	138,311	145,298
Current liabilities	(35,373)	(42,901)
Other long-term liabilities, including current maturities	(7,345)	(10,376)
Net assets at 100%	$155,059	$160,758
Net assets at 63.1%	97,842	101,438
Investment in associate	97,842	101,438

	Three Months Ended
Statements of income	Mar 31 2025	Mar 31 2024
Revenue	$—	$98,683
Cost of sales and depreciation and amortization	$(7,760)	$(73,068)
Operating (loss) income	(7,760)	25,615
Finance costs, finance income and other expenses	(31)	(1,887)
Income tax recovery (expense)	2,092	(4,488)
Net (loss) earnings at 100%	$(5,699)	$19,240
Earnings (loss) of associate at 63.1%	$(3,596)	$12,141

Dividends received from associate	$—	$25,871

b)Atlas tax assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2018 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.

The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.

During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party represented approximately 10% of Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.

The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any

METHANEX CORPORATION 2025 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

In 2024, the Trinidad tax court issued a ruling in the Company's favour. The BIR may appeal this decision and the Company will continue to defend its position. The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.
4. Finance costs:

	Three Months Ended
	Mar 31 2025	Mar 31 2024
Finance costs	$50,697	$43,671
Less capitalized interest related to Geismar plant under construction	—	(15,995)
	$50,697	$27,676

Finance costs are primarily comprised of interest on the unsecured notes, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use. The Geismar 3 plant commenced production at full operating rates during the fourth quarter of 2024, and accordingly, we ceased capitalizing interest costs related to Geismar 3 from the date that the facility commenced commercial operations.
5.    Long-term debt:

As at	Mar 31 2025	Dec 31 2024
Unsecured notes
$700 million at 5.125% due October 15, 2027	$696,430	$696,104
$700 million at 5.25% due December 15, 2029	696,541	696,395
$600 million at 6.25% due March 15, 2032	585,681	585,562
$300 million at 5.65% due December 1, 2044	295,848	295,820
	2,274,500	2,273,881
Other limited recourse debt facilities
5.58% due through June 30, 2031	47,998	49,450
5.35% due through September 30, 2033	57,824	59,138
5.21% due through September 15, 2036	32,028	32,466
Total long-term debt [1]	2,412,350	2,414,935
Less current maturities [1]	(13,610)	(13,727)
	$2,398,740	$2,401,208
1    Long-term debt and current maturities are presented net of deferred financing fees.
At March 31, 2025, the Company has access to a $500 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions.

The existing revolving credit facility was entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum interest coverage ratio of EBITDA to net interest expense greater than or equal to 2:1 calculated on a four-quarter trailing basis and a funded debt to total capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,

METHANEX CORPORATION 2025 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries, and
c)a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries.

The revolving credit facility is partially secured by certain assets of the Company, and also includes other customary covenants including restrictions on the incurrence of additional indebtedness.
To support the OCI Acquisition (Refer to Note 11- Agreement to Acquire OCI Global's Methanol Business), the Company renewed its $500 million revolving credit facility by increasing the existing $300 million tranche to $400 million with a new five-year tenor, and the renewal of the $200 million tranche with a new three-year tenor, both from the closing date of the OCI Acquisition. Additionally, the Company has a term loan commitment of $650 million to partially finance the OCI Acquisition. The increase to a total availability of $600 million under the revolving credit facility and availability of the $650 million term loan commitment are subject to the closing of the OCI Acquisition. The Company (through its wholly-owned US subsidiary, Methanex US Operations Inc.) also has $600 million of senior unsecured notes bearing a coupon of 6.25% and due March 15, 2032. These notes are subject to a special mandatory redemption if either (1) the OCI Acquisition is not completed within the time period required by the related acquisition agreement, as it may be extended (but in no event later than May 31, 2026) or (2) Methanex publicly announces that it will not proceed with the OCI Acquisition for any reason, as further described in the terms of the notes.
The covenants governing the Company’s and Methanex US Operations Inc.'s unsecured notes, which are specified in an indenture, apply to the Company, Methanex US Operations Inc. and its subsidiaries, excluding the Egypt entity and the Atlas joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indentures also contain customary default provisions.
Failure to comply with any of the covenants or default provisions of the long-term debt arrangements described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.
As at March 31, 2025, management believes the Company was in compliance with all covenants related to long-term debt obligations.
Other limited recourse debt facilities relate to financing for a certain number of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
6.    Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the three months ended March 31, 2025 and 2024, and an adjustment was required for the numerator.

METHANEX CORPORATION 2025 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three months ended March 31, 2025 and 2024, stock options were dilutive, resulting in an adjustment to the denominator. For the three months ended March 31, 2025 and 2024, TSARs were dilutive, resulting in an adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2025	Mar 31 2024
Numerator for basic net income per common share	$111,288	$52,617
Adjustment for the effect of TSARs:
Cash-settled (recovery) expense included in net income	(12,613)	564
Equity-settled expense	(1,473)	(1,253)
Numerator for diluted net income per common share	$97,202	$51,928

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2025	Mar 31 2024
Denominator for basic net income per common share	67,395,212	67,387,492
Effect of dilutive stock options	2,357	4,921
Effect of dilutive TSARs	117,565	169,172
Denominator for diluted net income per common share	67,515,134	67,561,585
7.    Share-based compensation:

a)     Share appreciation rights ("SARs") and TSARs:

(i)Outstanding units:

Information regarding units outstanding at March 31, 2025 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2024	366,274	$45.77	1,820,098	$45.21
Granted	75,900	41.37	255,400	41.37
Exercised	—	—	(7,440)	29.27
Expired	(87,800)	54.65	(272,400)	54.65
Outstanding at March 31, 2025	354,374	$42.63	1,795,658	$43.29

METHANEX CORPORATION 2025 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

	Units Outstanding at March 31, 2025			Units Exercisable at March 31, 2025
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $38.79	2.29	90,318	$32.73	90,318	$32.73
$41.37 to $50.49	5.81	237,796	44.74	79,764	47.89
$57.60	0.93	26,260	57.60	26,260	57.60
	4.55	354,374	$42.63	196,342	$42.21
TSARs:
$29.27 to $38.79	2.35	598,765	$33.35	598,765	$33.35
$41.37 to $50.49	5.49	921,883	45.27	441,671	47.87
$57.60 to $78.59	0.91	275,010	58.33	275,010	58.33
	3.74	1,795,658	$43.29	1,315,446	$43.45

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2025 was $13.1 million compared to the recorded liability of $9.9 million. The difference between the fair value and the recorded liability of $3.2 million will be recognized over the weighted average remaining vesting period of approximately 1.9 years. The weighted average fair value was estimated at March 31, 2025 using the Black-Scholes option pricing model.

For the three months ended March 31, 2025, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expense of $15.0 million (2024 - a recovery of $3.2 million). This included a recovery of $17.1 million (2024 - a recovery of $4.8 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2025 and 2024 respectively.

b)Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at March 31, 2025 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2024	154,794	315,355	601,502
Granted	22,146	131,518	233,579
Performance factors impact on redemption [1]	—	—	79,240
Granted in-lieu of dividends	924	1,821	3,212
Redeemed	—	(83,482)	(272,512)
Cancelled	—	(1,866)	(2,211)
Outstanding at March 31, 2025	177,864	363,346	642,810
1    The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2025.
Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average modified return on capital employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in

METHANEX CORPORATION 2025 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 11

net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2025 was $38.0 million compared to the recorded liability of $22.3 million. The difference between the fair value and the recorded liability of $15.7 million will be recognized over the weighted average remaining vesting period of approximately 2.2 years.
For the three months ended March 31, 2025, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was a recovery of $9.2 million (2024 - a recovery of $0.5 million). This included a recovery of $14.6 million (2024 - a recovery of $5.3 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2025 and 2024 respectively.
8.Changes in non-cash working capital:
Changes in non-cash working capital for the three months ended March 31, 2025 and 2024 were as follows:

	Three Months Ended
	Mar 31 2025	Mar 31 2024
Changes in non-cash working capital:
Trade and other receivables	$76,454	$(46,406)
Inventories	43,403	31,527
Prepaid expenses	21,891	9,935
Trade, other payables and accrued liabilities	(55,657)	(80,625)
	86,091	(85,569)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(21,696)	(27,821)
Changes in non-cash working capital having a cash effect	$64,395	$(113,390)

These changes relate to the following activities:
Operating	$47,891	$(91,633)
Financing	6,305	(7,270)
Investing	10,199	(14,487)
Changes in non-cash working capital	$64,395	$(113,390)

9.Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models with those using market observable inputs classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element is excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through

METHANEX CORPORATION 2025 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 12

cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income, reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.
    North American natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point Henry Hub to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Mar 31 2025	Dec 31 2024
Maturities	2025-2032	2025-2032
Notional quantity [1]	295,220	310,520
Notional quantity per day, annualized [1]	50 - 210	50 - 210
Notional amount	$997,673	$1,048,973
Net fair value	$158,831	$89,632
1    In thousands of Million British Thermal Units (MMBtu)
Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Mar 31 2025	Dec 31 2024
Other current assets	$76,497	$25,760
Other non-current assets	108,086	100,683
Other current liabilities	(877)	(14,708)
Other long-term liabilities	(24,875)	(22,103)
Net fair value	$158,831	$89,632
For the three months ended March 31, 2025, the Company reclassified $0.7 million gain (March 31, 2024 - $11.7 million loss) from other comprehensive income to cost of sales and operating expenses within the statement of income on discontinuation of the hedging relationship for certain gas forward contracts where the hedged future cash flows are no longer highly probable to occur.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at March 31, 2025, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 47.6 million euros (December 31, 2024 - 29.7 million euros). The euro contracts had a negative fair value of $2.6 million included in Other current liabilities (December 31, 2024 - positive fair value of $2.0 million included in Other current assets).

METHANEX CORPORATION 2025 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 13

Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

	Three Months Ended
	Mar 31 2025	Mar 31 2024
Change in fair value of cash flow hedges	$179,585	$(317,031)
Forward element excluded from hedging relationships	(111,981)	294,519
	$67,604	$(22,512)
Fair value - Level 2 instruments
The fair value of the Company’s North American natural gas forward contracts and Euro forward exchange contracts are derivative financial instruments determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be minimal.

			Cash inflows (outflows) by term to maturity - undiscounted
	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Natural gas forward contracts assets	$184,583	$197,558	$78,274	$93,390	$23,677	$2,217
Natural gas forward contracts liabilities	(25,752)	(35,370)	(880)	(2,934)	(6,889)	(24,667)
Euro forward exchange contracts	(2,575)	(2,575)	(2,575)	—	—	—
	$156,256	$159,613	$74,819	$90,456	$16,788	$(22,450)

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	March 31, 2025		December 31, 2024
As at	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,434,143	$2,328,196	$2,437,286	$2,348,705

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

METHANEX CORPORATION 2025 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 14

Fair value - Level 3 instrument - Egyptian natural gas supply contract
The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company, a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant through 2035. As a result of an amendment in 2022, the contract is being treated as a derivative measured at fair value.
There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.
At March 31, 2025 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $19.0 million recorded in Other non-current assets (December 31, 2024 - $14.3 million). Changes in fair value of the contract are recognized in Finance income and other expenses.
The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

	Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price volatility (before impact of mean reversion)	35%	+/- 5%	$+/-7 million
Methanol price forecast	$330 - $420 per MT	+/- $25 per MT	$-5/+7 million
Discount rate	7.6%	+/- 1%	$-/+1 million
It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.
Fair value - Level 3 instrument - New Zealand natural gas supply contract
The Company holds a long-term natural gas supply contract expiring in 2029 with OMV New Zealand ("OMV"), one of the largest gas suppliers in New Zealand. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol.
During 2024, the Company entered into short-term commercial arrangements to provide its contracted natural gas into the New Zealand electricity market (Refer to Note 10 - New Zealand gas sale net proceeds). The on-sale of natural gas has impacted the accounting assessment for the contract whereby it is now considered a derivative to be measured at fair value.
The New Zealand wholesale gas market is relatively small and concentrated as there are a limited number of suppliers and consumers. There is a limited observable, liquid spot market and no forward curve for natural gas in New Zealand. The gas trading platform used to facilitate short-term balance in the gas market trades inconsequential volumes relative to the scope of the Company’s gas consumption and the overall gas market. The Company does not believe transactions on this platform take place with sufficient frequency and volume to provide pricing information.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, we have estimated fair value using an economic model. The model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We have considered market participant assumptions in establishing the model inputs and determining fair value, including potential sharing mechanisms for gas on-sales to consider the change in the local market gas supply and demand dynamics since contract inception.
At March 31, 2025 the fair value associated with the remaining term of the natural gas supply contract including consideration of on-sales is $2.1 million recorded in Other non-current assets (December 31, 2024 - $8.7 million). Changes in fair value of the contract are recognized in Finance income and other expenses.

METHANEX CORPORATION 2025 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 15

The table presents the Level 3 inputs and the sensitivities of the economic model valuation to changes in these inputs:

Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
New Zealand forward electricity pricing	$100 - $350 NZD$/MWH	+/- $50 NZD/MWH	$-/+ 3 million
Methanol price forecast	$300 - $340 per MT	+/- $25 per MT	$-/+0.1 million
Natural gas availability	Annual estimates based on third party forecasts	+/- 10%	$+/- 3 million

It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.
10.New Zealand gas sale net proceeds:
Since the third quarter of 2024, the Company has entered into short-term commercial arrangements to provide the natural gas available to the Company into the New Zealand electricity market. As a result, the Company has recognized $8 million of net proceeds in the three months ended March 31, 2025 relating to gas provided. This does not include fixed costs, the impact of lost margin on the sale of methanol that was not produced in the period and any additional supply chain costs incurred.
11.Agreement to Acquire OCI Global's Methanol Business:
On September 8, 2024, Methanex entered into a definitive agreement to acquire OCI Global’s international methanol business, subject to certain conditions and approvals. Under this agreement, the approximate $2.05 billion purchase price will consist of $1.18 billion in cash, the issuance of 9.9 million common shares of Methanex valued at $450 million (based on a $45 per share price) and the assumption of approximately $450 million in debt and leases. This excludes the impact of cash, debt, and working capital adjustments.

METHANEX CORPORATION 2025 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 16

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 30, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel and Corporate Secretary